Exhibit 99.17

Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1
CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS –
PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, CHARLES-OLIVIER TARTE, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) Charles-Olivier Tarte		APRIL 29, 2020
Name:	CHARLES-OLIVIER TARTE	Date:
Title:	CHIEF FINANCIAL OFFICER

Reporting Issuer Name:	NOUVEAU MONDE GRAPHITE INC.

End date of previous financial year:	December 31, 2019

Type of Reporting Issuer:	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	TSXV

Market value of listed or quoted equity securities:

Equity Symbol	NOU

1st Specified Trading Period (dd/mm/yy)	01/01/2019	To	31/03/2019

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.2350	(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				175,361,126	(ii)

	(i) x (ii)			$41,209,864.61	(A)
Market value of class or series

2nd Specified Trading Period (dd/mm/yy)		01/04/2019	to	30/06/2019

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$0.2350	(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				261,782,814	(iv)

Market value of class or series	(iii) x (iv)			$61,518,961.29	(B)

3rd Specified Trading Period (dd/mm/yy)		01/07/2019	to	30/09/2019

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$0.2300	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				261,782,814	(vi)

Market value of class or series	(v) x (vi)			$60,210,047.22	(C)

4th Specified Trading Period (dd/mm/yy)		01/10/2019	to	31/12/2019

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$0.1950	(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				261,782,814	(viii)

Market value of class or series	(vii) x (viii)			$51,047,648.73	(D)

5th Specified Trading Period (dd/mm/yy)			to

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$			(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period					(x)

Market value of class or series	(ix) x (x)	$			(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))				$53,496,631	(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)		$0.0000	(2)

Capitalization for the previous financial year	(1) + (2)	$53,496,631

Participation Fee		$3,000.0000

Late Fee, if applicable		$0.0000

Total Fee Payable		$3,000.0000
(Participation Fee plus Late Fee)